Exhibit 99.1

Forest Fire Located South of Kirkland Lake Causes Power Disruption at the Young-Davidson Mine
Restoration of Power Expected Within a Week

Toronto: May 21, 2012: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or “the Company”) reports that a forest fire located south of Kirkland Lake, approximately 70 kilometres east of the Young-Davidson mine site, has damaged several power poles and disrupted the main 115 kV power supply to the mine site. The mine is currently utilizing a separate 44 kV line (used for construction and development), which has not been affected. Ontario Hydro One is expected to re-establish full power to the mine within a week. Operations at the open pit have not been impacted and continue at normal levels, however ore processing has been suspended.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America. With initial production achieved at Young-Davidson, the Company will be focussed on 3 core operations including the Ocampo mine in Chihuahua State and the El Chanate mine in Sonora State. The exciting Young-Davidson gold mine in northern Ontario is expected to reach commercial production by the third quarter of this year and ramp-up to over 250,000 ounces of annual production by 2016. AuRico’s strong project pipeline includes several advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada. For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Vice President
AuRico Gold Inc.	Investor Relations and Communications
1-647- 260- 8880	AuRico Gold Inc.
1-647- 260- 8880

Cautionary Statement

Cautionary Note to US Investors - The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured", "indicated" and "inferred" "resources", that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. The term "resources" does not equate to the term "reserves" and U.S. investors are cautioned not to assume that any part or all of the minerals in these categories will ever be converted to reserves. US Investors are urged to consider closely the disclosure in AuRico Gold's Annual Report on Form 40-F, which may be secured from AuRico Gold, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ''believe'', ''expect'', ''anticipate'', ''target'', ''continue'', ''estimate'', ''may'', and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the timing of re-establishing full power to the Young-Davidson mine site and regarding the ability to continue operations at normal levels in the interim, statements regarding anticipated future financial and operational performance, the ability to deliver commercial production at Young-Davidson in early Q3 and to reach annual production of 250,000 ounces by 2016, the ability to continue to fund expansion and exploration operations through cash flows, the ability of the Company to optimize and expand its operations and development projects through capital expenditure, the ability of the Company to complete its expansion studies in a timely manner and to achieve positive results therefrom, the ability to realize the perceived benefits of the acquisition of Capital Gold and Northgate, the ability of the Company to achieve its targets for the continued expansion and development of Ocampo and El Chanate, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of the Company's exploration and development programs and the success of the Company's exploration approaches, the Company's ability to delineate additional resources and reserves as a result of such programs, statements regarding the Company's financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated results for the periods set out within, operating  performance projections for the periods set out within, the Company's ability to fully fund its business model internally, gold and silver production for the periods set out within and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized for the periods set out within. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company's loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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